Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Half-Year Financial Report

for the period ended

DECEMBER 31, 2014

GENETIC TECHNOLOGIES LIMITED	Half-Year Financial Report

DIRECTORS’ REPORT

The Directors submit the financial report of Genetic Technologies Limited (“GTG” and the “Company”) and the entities it controlled for the half-year ended 31 December 2014.

Directors

The names of the Directors of the Company in office at the date of this Report are stated below.  All Directors were in office for the entire period, except as noted below.

Dr. Malcolm R. Brandon (Non-Executive Chairman)

Grahame J. Leonard AM (Non-Executive Director)

Dr. Paul A. Kasian (Non-Executive Director)

Dr. Lindsay Wakefield (Non-Executive Director)

Dr. Mervyn Cass served as a Director of the Company from July 1, 2014 until November 25, 2014.  Prof. Ian McKenzie served as a Director of the Company from July 1, 2014 until November 25, 2014. Mr. David Carter served as a Director of the Company from September 23, 2014 until January 27, 2015. Dr. Lindsay Wakefield was appointed a Director of the Company on September 23, 2014.

Review and results of operations (unaudited)

Financial overview

During the period under review, the consolidated entity continued to operate in the molecular diagnostics sector, focussing its energies and resources on the further expansion of its US-based business and the distribution of its proprietary breast cancer risk assessment test BREVAGen™.  The total comprehensive loss of the consolidated entity for the financial half-year ended December 31, 2014 was $4,774,751 (2013: $5,087,286).  The net cash flows used in operations during the half-year were 11.9% higher than the previous corresponding period ($5,820,310 as compared to $5,199,847).  Net cash flows from investing activities were $2,001,903 as compared to ($198,296) due to the sale of the Australian heritage business , while a total of $2,407,500 was raised during the period from the issue of shares and convertible debt notes (see below), before the payment of associated expenses.

Overall, total cash and cash equivalents for the half-year ended December 31, 2014 decreased by $1,556,277 to $1,274,808 at balance date.

The first half of the 2015 financial year saw the Company deliver gross revenues from its domestic genetic testing operations which were in line with budget.  In November, the Company completed the divestiture of its heritage Australian Genetics $2,100,894 (net of employee entitlements and inclusive of GST).

Financing

On September 15, 2014, the Company announced plans to restructure and realign its group activities. The changes proposed would enable the Company to focus its strategy on the U.S. molecular diagnostics (“MDx”) market and commercialisation of the Company’s lead breast cancer risk test BREVAGen. The aim being to provide investors with a focused MDx company and refined US commercialisation strategy for BREVAGen, with a significantly reduced operating cost base.

In support of these plans, the Company finalised the raising of $2,150,000 via the issue of unlisted secured (debt) notes, with a face value of $1.00, to existing and new Australian institutional and wholesale investors during September 2014. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on November 25, 2014, became convertible notes, which can be converted into ordinary shares (at a 10.0% discount to the 5 day VWAP). The convertible notes also carry free attached options to purchase further shares in the Company.

Review and results of operations (cont.)

Financing (cont.)

As at December 31, 2014, $650,000 of the convertible notes, together with the capitalised interest, had been converted into 50,837,784 ordinary shares in the Company.

Subsequent to December 31, 2014, a further $1,475,000 of convertible notes plus capitalised interest has been converted into 100,123,257 ordinary shares in the Company.  As at the date of this report, there are $25,000 convertible notes still remaining to be converted.

On December 30, 2014, the Company advised its shareholders that the Share Purchase Plan (“SPP”) announced on December 3, 2014, closed at 5:00pm (AEDT) on Monday, December 22, 2014, with applications received for 19,074,112 new shares raising $257,500.

In accordance with the previously published indicative timetable for the SPP, the new shares were issued on December 30, 2014.

Convertible notes

On September 10, 2013, the Company announced that it had executed documents with Ironridge BioPharma Co., a division of institutional investor Ironridge Global IV, Ltd. (“Ironridge”), in respect of redeemable convertible notes to raise USD 5,000,000 (the “Notes”).  The details of the Notes were provided to all shareholders in a Notice of Extraordinary General Meeting at which approval for the issue of the Notes was sought from shareholders.  This approval was subsequently received on November 29, 2013.

On December 23, 2013, the Notes were drawn down and the Company received $5,627,462 (being the Australian dollar equivalent of USD 5,000,000) from Ironridge, before the payment of associated costs.

During the current half year, conversion notices were received from Ironridge in respect of Notes with a face value of USD 1,750,000. These Notes were converted in return for which Ironridge received 164,771,370 ordinary shares (including ordinary shares issued in lieu of interest payment and interest true-up adjustments). As a result of the above conversions, there are no further Notes remaining to be converted. The last conversion notice was received by the Company on November 27, 2014.

With respect to the unlisted secured (debt) notes that were issued to existing and new Australian institutional and wholesale investors in September 2014, and subsequently became convertible notes, following approval at the Annual General Meeting, held on November 25, 2014, $650,000 of the convertible notes, together with the capitalised interest, had been converted into 50,837,784 ordinary shares in the Company, as at December 31, 2014.

Subsequent to December 31, 2014, a further $1,475,000 of convertible notes plus capitalised interest has been converted into 100,123,257 ordinary shares in the Company, leaving $25,000 convertible notes still remaining to be converted.

BREVAGen™ breast cancer risk test

Launch of BREVAGenplus® and Test samples received

In October 2014, the Company announced the US release of BREVAGenplus, an easy-to-use predictive risk test for the millions of women at risk of developing sporadic, or non-hereditary, breast cancer, representing a marked enhancement in accuracy and broader patient applicability, over the Company’s first generation BREVAGen product. Results from BREVAGenplus provide physicians with valuable information to assist in developing a patient-specific Breast Cancer Risk Reduction and Screening Plan based on professional medical society guidelines, such as the American Cancer Society (ACS) (www.cancer.org) and The National Comprehensive Cancer Network (NCCN) (www.nccn.org).

Review and results of operations (cont.)

BREVAGen™ breast cancer risk test (cont.)

Clinical support for BREVAGenplus was further enhanced with the release of findings from a new research study show that adding a panel of 77 single-nucleotide polymorphisms (“SNPs”) improves the predictive accuracy of four commonly used breast cancer risk assessment models. This same panel of 77 SNPs is used in the Company’s recently released BREVAGenplus. Results of the study were presented at the 2014 San Antonio Breast Cancer Symposium, on December 13, 2014.

For the December 2014 quarter, 779 BREVAGen/BREVAGenplus test samples were received, subsequent to the launch of the second generation test in October 2014. (YTD 1,721 BREVAGen/BREVAGenplus test samples were received).

Prior to the release of BREVAGenplus, the Company revised its sales strategy to focus on large comprehensive breast treatment and imaging centres, in concert with its ongoing approach to independent physician and women’s healthcare providers. This recent pivotal change of sales and marketing emphasis towards large breast centres, which are more complex entities with a longer sales cycle, but with higher potential, is expected to lead to significant acceleration in growth and less volatile test volumes than the Company has experienced to date. However, this revised sales model involving the promotion of BREVAGenplus to comprehensive breast imaging and breast diagnosis/treatment centres, has resulted in a plateau in sales uptake and growth during this interim transition period. Sales growth is expected to accelerate as this transition is completed and these new breast centres, with their attendant large number of at-risk and appropriate patients adopt BREVAGenplus..

Reimbursement:

Up until the end of the 2012 calendar year, insurance claims for BREVAGen were submitted using the so-called “code stack” of CPT methodology codes.  Reimbursement under this regime was positive, with a low percentage of denials and appeals.  However, effective January 1, 2013, the AMA removed the code stack claim process, requiring tests without a specific CPT code to be claimed via an “Unlisted or Miscellaneous Code”.

As a result of the above changes the Company now uses a miscellaneous code when submitting claims for reimbursement from insurers.  As part of this transition, the list price for the BREVAGen test and subsequently the BREVAGenplus test was increased to enable the Company to receive payment for aspects of the test that were not previously available under the code stack.  With the launch of the BREVAGenplus test, the Company increased the maximum out-of-pocket amount that a given patient is required to pay for a BREVAGenplus test, under its “Patient Protection Program,” to $275, up from $250 previously.

Though the Company’s reimbursement per test (including write-offs and denials for non-coverage) has increased by more than 30%, the use of a miscellaneous code requires more administration and time by the Insurance Company to adjudicate and process the claim, thus increasing the time taken to receive reimbursement.

Cost effectiveness studies to improve reimbursement outcomes:

Further to the publication in the journal of Cancer Prevention Research Vol 6 (12), dated December 5, 2013: pp 1328-36, demonstrating the cost effectiveness of the BREVAGenplus test to guide MRI screening, an additional paper has been published demonstrating the cost effectiveness of the BREVAGenplus test to direct chemoprevention.

On March 7, 2014, the Company announced the publication in the journal Applied Health Economics and Health Policy Vol 12 (2): pp 203-17, of a study entitled “Economic Evaluation of Using a Genetic Test to Direct Breast Cancer Chemoprevention in White Women with a Previous Breast Biopsy”.

This study was a collaborative project between the Company and Archimedes Inc. of San Francisco, a healthcare modelling and analytics organisation. The study examined the cost-effectiveness of utilising BREVAGenplus to direct tamoxifen chemoprevention.

Review and results of operations (cont.)

BREVAGen™ breast cancer risk test (cont.)

An in-silico (computer) model of breast cancer and health care processes was used to simulate a population of white women aged 40-69, who were at elevated risk for breast cancer due to a history of benign breast biopsy, in a virtual clinical trial. Women were assessed for risk of developing breast cancer using the BREVAGenplus test to determine eligibility for five years of tamoxifen therapy. The BREVAGenplus test was most cost-effective when given to patients at an intermediate risk of developing breast cancer (1.20-1.66%, 5-year risk).

The results demonstrated that adding genetic information about breast cancer susceptibility loci to current decision models for breast cancer chemoprevention not only improves clinical outcomes (with an average of 15 breast cancer cases prevented per 1,000 women), but is also cost-effective, with an incremental cost-effectiveness ratio below the benchmark number used by U.S. payers of $50,000 per quality-adjusted life year saved.

Clinical utility studies have been designed and are currently proceeding through the Institutional Review Board process at a US breast cancer research institute. The data obtained from these studies will be utilised in direct contracting discussions with insurers and self-insured employer groups.

Licensing and IP

Non-Coding Assertion Program

At the end of the September 2014 Quarter, the Company reported that it was asserting actions against a number of different companies including large pharmaceutical companies in 4 different states in the US and had pleasingly overcome two “101 Motions to Dismiss” based on ‘179 patent invalidity raised in the Northern District of California and District of North Carolina.

At the time, a further “101 Motion to Dismiss” was still pending in the District of Delaware. On the October 30, 2014, Judge Stark issued a Memorandum Opinion finding Claim 1 of the ‘179 patent ineligible and granted that Motion to Dismiss. The Company’s Legal Counsel has prepared an appeal to the decision in the Federal Circuit and has sought stay of all commercially relevant pending actions.

There are no updates to report relating to the remaining U.S or European cases.

Further, during the half-year, the Company announced that it had executed an agreement with Histogenetics LLC, of Ossining, New York, USA.

Other commercial assets

As part of the Company’s strategy to focus on the expansion of its cancer diagnostic franchise, work continues to sell, out-license or co-develop other assets and technologies in which the Group has an interest.

Significant changes in the state of affairs

In addition to the matters discussed above in the Review and results of operations, the following events occurred during the half-year ended December 31, 2014.

Sale of heritage Australian Genetics business

On November 19, 2014, the Company announced that it had completed the sale of its heritage Australian Genetics business to Specialist Diagnostics Services Ltd (“SDS”), the wholly owned pathology subsidiary of Primary Health Care Ltd. Under the terms of sale, SDS acquired the Australian Genetics business for $2,100,894 (net of employee entitlements and inclusive of GST).

Review and results of operations (cont.)

Significant changes in the state of affairs (cont.)

NASDAQ Notices

On September 3, 2014, the Company announced that it had received a letter dated August 29, 2014, from the NASDAQ Stock Market, notifying the Company that for the last 30 consecutive business days, prior to August 28, the bid price for the Company’s common stock (ADRs), listed on the Nasdaq Stock Market, had closed below the minimum USD 1.00 per share requirement for continued inclusion under NASDAQ Marketplace Listing Rules.

This letter stated that, in accordance with the Listing Rules, the Company had 180 calendar days, or until February 25, 2015, to regain compliance.

To regain compliance, the Company undertook a reverse stock split (consolidation) which, when actioned, has the effect of resetting the existing ratio of 1 ADR representing 30 Ordinary shares to 1 ADR representing 150 Ordinary shares. The target date for the ratio change was Monday January 19, 2015. From January 20 to February 2, 2015, the closing bid price of the Company’s common stock has been at USD 1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a) (2), and as notified by Nasdaq on February 4, 2015, this matter is now closed.

On November 6, 2014, the Company announced that it had also received a letter dated November 5, 2014, from the Nasdaq Stock Market notifying the Company that, companies listed on the Nasdaq Capital market are required to maintain a minimum of USD 2.5 million in stockholder’ equity for continued listing. Since the Company’s Form 20-F, for the fiscal year ended June 30 2014, reported stockholders’ equity of approximately USD 1.7 million, the Company does not meet the alternatives of market value of listed securities or net income from continuing operations, the Company no longer complies with the Nasdaq Marketplace Listing Rules (the “Rules”).

The letter stated that in accordance with the Rules the Company has 45 calendar days, or until December 22, 2014, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant the Company an extension of up to 180 calendar days from November 5, 2014 to evidence compliance.

On January 28, 2015, the Company received a letter from Nasdaq, dated January 27, 2015, advising that it had been granted an extension of time (on or before May 4, 2015) to regain compliance with the minimum stockholders’ equity requirement.

Note that these rules only apply to the Company’s common stock trading on the Nasdaq Capital Market and not the Company’s share trading on the Australian Securities Exchange, the Company’s home exchange.

Key Managerial Changes

As announced on November 25, 2014, following the resignation of Ms. Alison Mew as Chief Executive Officer, for personal-health related reasons, Mr. Eutillio Buccilli, the then Chief Financial Officer, was appointed to the dual role of Chief Operating Officer and Chief Financial Officer and Mr. Mark Ostrowski, previously Senior VP Sales and Marketing was appointed to the position of President, Phenogen Sciences Inc., based in the US, with both appointments to have immediate effect.

Subsequent to the above announcement, on the February 26, 2015, the Company announced that Mr. Eutillio Buccilli has been appointed to the position of Chief Executive Officer, with immediate effect.

Tribute to Mr. David Carter

On January 29, 2015, the Company announced the early passing of Mr. David Carter.

David will always be remembered fondly and we feel privileged to have had the pleasure of working with such a learned and warm person. In the short time with the Company his contribution was invaluable.

Our most heartfelt sympathy is with his family at this difficult time.

Review and results of operations (cont.)

Significant changes in the state of affairs (cont.)

Options

On July 31, 2014, the Company granted a total of 6,875,000 options over ordinary shares in the Company to the Company’s U.S. employees.  The options, which were granted at no cost, entitle the holders to acquire one ordinary share, at a strike price of $0.04, at any time up to, and including May 31, 2019, subject to certain vesting conditions.

There were no other significant changes in the state of affairs that are not described elsewhere in this Report.

Significant events after balance date

On February 4, 2015 the Company released a Notice for an Extraordinary General Meeting of shareholders that is to be held at 10.00 am on Friday, March 6 2015, at the Company’s offices.  Shareholders will be asked to consider and, if thought fit, to pass the following resolutions:

Resolution 1 — Ratification of prior Placement of Shares to Ironridge Global IV Ltd

Resolution 2 — Ratification of prior Placement of Shares to Kentgrove Capital Growth Fund

Resolution 3 — Approval of Standby Equity Placement Facility (Kentgrove Capital Growth Fund)

Resolution 4 - Approval of proposed new placement of Shares to sophisticated investors

Subsequent to December 31, 2014, the Company announced that it had entered into a A$24 million Standby Equity Placement Facility Agreement with the Kentgrove Capital Growth Fund, an investment fund managed by Kentgrove Capital Pty Ltd, a Melbourne-based investment and advisory firm, to strengthen the Company’s funding position.

Under the Agreement, Kentgrove Capital may provide the Company with up to A$24 million of equity capital via placements over the next 24 months. Proceeds from the Facility will be used to fund the growth of the Company’s flagship lead breast cancer risk test, BREVAGenplus and for general working capital.

Under the Agreement, the Company can determine whether or not it will request a subscription from Kentgrove Capital, can set the time period of the placements, the maximum amount of the placements and the minimum issue price. For each placement made via the Facility, shares will be issued at a 5% discount to a volume weighted average price (VWAP) over the placement time period.

At the date of this report, the Company has received $2,603,111 (before associated costs) via the issue of equity placements by Kentgrove Capital Growth Fund (“Kentgrove Capital”) as part of the standby Equity Placement Facility Agreement.

The Company has also received $1,844,500 from the exercise of options to purchase more shares which were attached to the unlisted secure debt note issued in October 2014.

On February 26, 2015, the Company advised that Mr. Eutillio Buccilli has been appointed Chief Executive Officer of the Company.

Apart from the above, there have been no events which have occurred after balance date.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

		Consolidated
		Half-year ended	Half-year ended
		December 31, 2014	December 31, 2013
		Unaudited	Unaudited
(In Australian dollars)	Notes	$	$

Revenue from continuing operations - genetic testing services		1,252,170	2,017,283
Less: cost of sales	2	(650,360)	(915,822)
Gross profit from continuing operations - genetic testing services		601,810	1,101,461
Other revenue	3	381,336	418,316
Other income and expenses	4	165,042	311,342
Gain on deconsolidation of subsidiary	5	—	773,088
Selling and marketing expenses		(2,824,183)	(2,965,060)
General and administrative expenses		(1,758,881)	(1,776,219)
Licensing, patent and legal costs		(318,036)	(498,344)
Laboratory and research and development costs		(1,724,767)	(1,556,084)
Finance costs		(232,985)	(700,562)
Gain on disposal of business	6	1,480,811	—
Fair value gain on financial liabilities at fair value through profit or loss		193,893	—
Fair value loss on financial assets at fair value through profit or loss	10	(795,533)	—
Share of net loss of associates accounted for using the equity method		—	(216,191)
Loss from continuing operations before income tax expense		(4,831,493)	(5,108,253)
Income tax expense			—
Loss for the half-year		(4,831,493)	(5,108,253)
Other comprehensive income / (loss)
Items that may be reclassified to profit or loss
Changes in the fair value of an available-for-sale financial asset		—	152,430
Exchange gains / (losses) on translation of controlled foreign operations		56,742	(131,549)
Exchange gains on translation of non-controlled foreign operations		—	86
Other comprehensive income / (loss) for the half-year, net of tax		56,742	20,967
Total comprehensive loss for the half-year		(4,774,751)	(5,087,286)

Loss for the half-year is attributable to:
Owners of Genetic Technologies Limited		(4,831,493)	(5,098,981)
Non-controlling interests		—	(9,272)
Loss for the half-year		(4,831,493)	(5,108,253)

Total comprehensive loss for the half-year is attributable to:
Owners of Genetic Technologies Limited		(4,774,751)	(5,078,100)
Non-controlling interests		—	(9,186)
Total comprehensive loss for the half-year		(4,774,751)	(5,087,286)

Earnings per share attributable to owners of the Company and from continuing operations:
Basic earnings / (loss) per share (cents per share)	8	(0.68)	(1.01)
Diluted earnings / (loss) per share (cents per share)	8	(0.68)	(1.01)

The above consolidated statement of comprehensive income / (loss) should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET

		Consolidated
		As at	As at
		December 31, 2014	June 30, 2014
		Unaudited	Audited
(In Australian dollars)	Notes	$	$

ASSETS
Current assets
Cash and cash equivalents	9	1,274,808	2,831,085
Trade and other receivables		885,912	1,111,565
Prepayments and other assets		305,662	414,910
Performance bond and deposits		3,381	2,949
Total current assets		2,469,763	4,360,509

Non-current assets

Financial assets at fair value through profit or loss	10	—	795,533
Property, plant and equipment		182,444	394,164
Intangible assets and goodwill		799,300	1,178,993
Total non-current assets		981,744	2,368,690
Total assets		3,451,507	6,729,199

LIABILITIES
Current liabilities
Trade and other payables		1,034,610	1,449,187
Deferred revenue		—	153,226
Provisions		578,504	715,603
Total current liabilities		1,613,114	2,318,016

Non-current liabilities
Provisions		35,810	81,280
Borrowings	11	1,500,000	2,502,384
Total non-current liabilities		1,535,810	2,583,664
Total liabilities		3,148,924	4,901,680
Net assets		302,583	1,827,519

EQUITY
Contributed equity	13	93,270,287	90,080,492
Reserves		4,038,902	3,922,140
Accumulated losses		(97,006,606)	(92,175,113)
Parent entity interest		302,583	1,827,519
Non-controlling interests		—	—
Total equity		302,583	1,827,519

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Consolidated
		Half-year ended	Half-year ended
		December 31, 2014	December 31, 2013
		Unaudited	Unaudited
(In Australian dollars)	Notes	$	$

Cash flows from / (used in) operating activities
Receipts from customers		1,719,718	2,361,794
Payments to suppliers and employees		(7,532,962)	(7,566,482)
Interest received		15,898	30,774
Interest and finance charges paid		(22,964)	(25,933)
Net cash flows from / (used in) operating activities		(5,820,310)	(5,199,847)

Cash flows from / (used in) investing activities
Purchase of property, plant and equipment		(152,267)	(15,285)
Proceeds from the sale of plant and equipment		53,276	—
Advances to associates		—	(20,470)
Cash received on disposal of Heritage Business	6	2,100,894	—
Cash disposed on loss of control of subsidiary		—	(162,541)
Net cash flows from / (used in) investing activities		2,001,903	(198,296)

Cash flows from / (used in) financing activities
Proceeds from the issue of shares		257,500	7,000,000
Equity transaction costs		(42,086)	(633,774)
Net proceeds from borrowings		1,999,500	5,519,181
Net cash flows from / (used in) financing activities		2,214,914	11,885,407
Net increase / (decrease) in cash and cash equivalents		(1,603,493)	6,487,264
Cash and cash equivalents at the beginning of the period		2,831,085	1,721,293
Net foreign exchange difference		47,216	7,790
Cash and cash equivalents at the end of the period	9	1,274,088	8,216,347

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Unaudited)

(In Australian dollars)

	Contributed equity	Reserves	Accumulated losses	Parent interests	Non- controlling interests	Total equity
	$	$	$	$	$	$
Balance at July 1, 2013	83,735,845	3,951,771	(82,049,916)	5,637,700	120,587	5,758,287
Loss for the half-year	—	—	(5,098,981)	(5,098,981)	(9,272)	(5,108,253)
Other comprehensive income	—	20,881	—	20,881	86	20,967
Total comprehensive loss	—	20,881	(5,098,981)	(5,078,100)	(9,186)	(5,087,286)
Transactions with owners in their capacity as owners
Contributions of equity net of transaction costs	6,647,948	—	—	6,647,948	—	6,647,948
Share-based payments	—	70,901	—	70,901	—	70,901
Disposal of non-controlling interest in subsidiary	—	—	—	—	(111,401)	(111,401)
Balance at December 31, 2013	6,647,948	70,901	—	6,718,849	(111,401)	6,607,448
	90,383,793	4,043,553	(87,148,897)	7,278,449	—	7,278,449

Balance at July 1, 2014	90,080,492	3,922,140	(92,175,113)	1,827,519	—	1,827,519
Loss for the half-year	—	—	(4,831,493)	(4,831,493)	—	(4,831,493)
Other comprehensive income	—	56,742	—	56,742	—	56,742
Total comprehensive loss	—	56,742	(4,831,493)	(4,774,751)	—	(4,774,751)
Transactions with owners in their capacity as owners
Contributions of equity net of transaction costs	3,189,795	—	—	3,189,795	—	3,189,795
Share-based payments	—	60,020	—	60,020	—	60,020
	3,189,795	60,020	—	3,249,815	—	3,249,815
Balance at December 31, 2014	93,270,287	4,038,902	(97,006,606)	302,583	—	302,583

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

Half-year ended December 31, 2014 (in Australian dollars)

1.                  BASIS OF PREPARATION OF HALF-YEAR REPORT

This condensed consolidated interim financial report for the half-year reporting period ended December 31, 2014 has been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report.  Accordingly, this Report is to be read in conjunction with the annual report for the year ended June 30, 2014 and any public announcements made by Genetic Technologies Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

This interim financial report of the Company was authorised for issue by the Board of Directors on February 27, 2015.

Going concern

During the financial half-year, the consolidated entity incurred a total comprehensive loss after income tax of $4,774,751 (2013: $5,087,286) and net cash outflows from operations of $5,820,310 (2013: $5,199,847).  As at December 31, 2014, the consolidated entity held cash reserves of $1,274,808.

Subsequent to balance date, the Company has raised $4,447,611 before the payment of associated costs, through:

•                  $2,603,111 of new finance via the issue of equity placements by Kentgrove Capital Growth Fund (“Kentgrove Capital”) as part of the Standby Equity Placement Facility Agreement; and

•                  $1,844,500 from options attached to the issue of unlisted secured debt in October 2014, exercised by note holders.

As at the date of this Report, the Company held cash reserves of approximately $4,305,435.

The cash raised from the above two transactions, combined with its existing cash reserves, will enable the Company to fund its operations over the next 4 to 6 months.

The continuing viability of the Company and the group’s ability to continue as a going concern and meet its debts and commitments as and when they fall due is wholly dependent on the Company being successful in raising additional funds via the issuance of new equity.  The cash reserves will be used to fund the growth of the Company’s breast cancer risk test, BREVAGenplus and for general working capital.

The issuance of new equity will be subject to shareholder approval, which will be sought at the EGM on March 6, 2015.

Due to the significant uncertainty surrounding the timing and quantum of the above event, there is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.  However, the Directors believe that the Company will be successful in raising new funds, in the timeframe required, and accordingly, have prepared the financial report on a going concern basis.

Consolidated
Half-year ended	Half-year ended
December 31, 2014	December 31, 2013
$	$

2.                                      COST OF SALES (unaudited)

Inventories used	333,667	498,755
Direct labour costs	261,604	351,936
Depreciation expense	30,368	68,446
Inventories written off	24,721	(3,315)
Total cost of sales	650,360	915,822

3.                  OTHER REVENUE (unaudited)

License fees received	323,193	340,354
Royalties and annuities received	42,245	39,323
Interest revenue	15,898	38,639
Total other revenue	381,336	418,316

4.                  OTHER INCOME AND EXPENSES(unaudited)

Research and development tax incentive	133,000	290,395
Management fees	—	24,000
Rental income	41,568	—
Net foreign exchange gains / (losses)	(9,526)	(3,053)
Total other income and expenses	165,042	311,342

5.                  GAIN ON DECONSOLIDATION OF SUBSIDIARY(unaudited)

Recognition of available-for-sale asset	—	535,529
Removal of net liabilities of associate on loss of control of a subsidiary	—	(9,172)
Removal of foreign currency reserve on loss of control of a subsidiary	—	135,330
Removal of non-controlling interests	—	111,401
Total gain on deconsolidation of subsidiary	—	773,088

Note:        During the half-year ended December 31, 2013, the Group deconsolidated its former Canadian-listed subsidiary, Gtech International Resources Limited.  As a result, the net liabilities, the foreign currency reserve and non-controlling interest of the formerly-consolidated subsidiary were derecognised from the Group at the carrying amounts on the date that control was lost.  The retained equity interest has been recorded as an available for sale financial asset.

6.                  GAIN ON DISPOSAL OF BUSINESS(unaudited)

On November 19, 2014, the Company announced that it had completed the sale of its heritage Australian Genetics business to Specialist Diagnostics Services Ltd (“SDS”), the wholly owned pathology subsidiary of Primary Health Care Ltd. Under the terms of sale, SDS acquired the Australian Genetics business for $2,100,894 (net of employee entitlements and inclusive of GST), in cash. The gain on disposal as recognised in the Consolidated Statement of Comprehensive Income / (Loss) is $1,480,811. Goodwill of $315,387 attributable to the heritage business disposed of has been included in the net assets disposed.

Consolidated
Half-year ended	Half-year ended
December 31, 2014	December 31, 2013
$	$

7.                  EXPENSES (unaudited)

Amortisation of intangible assets	64,306	64,307
Depreciation of fixed assets	25,738	46,857
Employee benefits expenses	3,220,846	3,267,096
Net impairment of other assets	—	82,615

8.                  LOSS PER SHARE (unaudited)

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

Loss for the half-year attributable to the owners of Genetic Technologies Limited	(4,831,493)	(5,098,981)
Weighted average number of ordinary shares used in calculatingloss per share (as at December 31, 2014 and December 31, 2013)	702,201,933	502,968,489

Note:        None of the 14,025,000 (June 30, 2014: 7,775,000) options outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share and have therefore been excluded from the weighted average number of shares.

Consolidated
As at	As at
December 31, 2014	June 30, 2014
Unaudited	Audited
$	$

9.                  CASH AND CASH EQUIVALENTS

Cash at bank and on hand	1,274,808	2,831,085
Total cash and cash equivalents	1,274,808	2,831,085

10.                               FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Fair value hierarchy

AASB requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

(a)             quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

(b)             inputs other than prices included within level 1 that are observable for the asset or liability, either directly or indirectly (level 2); and

(c)              inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value as at December 31, 2014.

At December 31, 2014 (unaudited)	Level 1 AUD	Level 2 AUD	Level 3 AUD		Total AUD
Assets
Available-for-sale financial assets
ImmunAid financial asset	—	—	—	(1)	—
Total assets	—	—	—		—
Liabilities
Financial liabilities at fair value through profit or loss
Convertible note	—	1,500,000	—		1,500,000
Total liabilities	—	1,500,000	—		1,500,000

(1)Management has recognised a fair value of $NIL for the ImmunAid financial asset as at December 31, 2014.

At June 30, 2014 (audited)	Level 1 AUD	Level 2 AUD	Level 3 AUD	Total AUD
Assets
Available-for-sale financial assets
ImmunAid option financial asset	—	—	795,533	795,533
Total assets	—	—	795,533	795,533
Liabilities
Financial liabilities at fair value through profit or loss
Convertible note	—	—	2,502,384	2,502,384
Total liabilities	—	—	2,502,384	2,502,384

Valuation techniques used to derive level 2 and level 3 fair values

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques.  These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates.  If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.  If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

11.           BORROWINGS (NON-CURRENT)

	Consolidated
	As at	As at
	December 31, 2014	June 30, 2014
	Unaudited	Audited
	$	$
Redeemable convertible notes at fair value	—	2,502,384
Debt convertible notes at fair value	1,500,000	—
Total borrowings	1,500,000	2,502,384

Note:        On December 23, 2013, Genetic Technologies Limited issued the redeemable convertible notes which had an initial face value of USD 5,000,000 to Ironridge BioPharma Co., a division of institutional investor Ironridge Global IV, Ltd. As at December 31, 2014 these redeemable notes had been fully converted.

During September 2014, the Company finalised the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on November 25, 2014, will become convertible notes, which can convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). The convertible notes will also carry free attached options to purchase further shares in the Company.

As at December 31, 2014, $650,000 of the convertible notes, together with the capitalised interest, has been converted into 50,837,784 ordinary shares in the Company.

Subsequent to December 31, 2014, a further $1,475,000 of convertible notes plus capitalised interest has been converted into 100,123,257 ordinary shares in the Company.

12.           SEGMENT REPORTING

Identification of reportable segments

The Group has identified three reportable segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group’s major risks and have the greatest effect on the rates of return.  The segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision. The Group also separately reports the corporate headquarter function to clearly identify costs associated with that function.  The corporate function is not considered to be an operating or reportable segment.  The Group’s three operating segments can be described as follows:

Operations — involves the provision of a range of genetic testing services.

Licensing — involves the out-licensing of the Group’s “non-coding” technology.

Research — involves the undertaking of research and development projects in the field of genetics and related areas.

The Corporate disclosures include all revenues, costs, assets and liabilities associated with the headquarter function.

12.           SEGMENT REPORTING (cont.)

Business segments

		Revenues and income			Profit / (loss)
		Sales	Other	Totals	after tax
Segment		$	$	$	$
Operations	2014	1,252,170	1,480,811	2,732,981	(1,992,174)
	2013	2,017,283	—	2,017,283	(3,128,742)
Licensing	2014	—	365,438	365,438	47,403
	2013	—	379,677	379,677	(118,667)
Research	2014	—	133,000	133,000	(341,156)
	2013	—	290,395	290,395	(546)
Sub-total	2014	1,252,170	1,979,249	3,231,419	(2,285,927)
	2013	2,017,283	670,072	2,687,355	(3,247,955)
Corporate	2014	—	241,833	241,833	(2,545,566)
	2013	—	832,674	832,674	(1,860,298)
Totals	2014	1,252,170	2,221,082	3,473,252	(4,831,493)
	2013	2,017,283	1,502,746	3,520,029	(5,108,253)

				Amortisation	Impairment	Purchases of
		Assets	Liabilities	/depreciation	losses/write downs	equipment
Segment		$	$	$	$	$
Operations	2014	1,546,783	866,200	(102,390)	—	18,310
	2013	1,839,453	(1,196,703)	(149,892)	—	15,285
Licensing	2014	156,569	144,581	(12,568)	—	—
	2013	179,603	(193,585)	(13,158)	(1,386)	—
Research	2014	304,893	77,290	(1,017)	—	—
	2013	317,073	(55,281)	(7,625)	—	—
Sub-total	2014	2,008,245	1,088,071	(115,975)	—	18,310
	2013	2,336,129	(1,445,569)	(170,675)	(1,386)	15,285
Corporate	2014	1,443,262	2,060,853	(4,437)	—	—
	2013	12,861,784	(6,473,895)	(8,935)	(81,229)	—
Totals	2014	3,451,507	(3,148,924)	(120,412)	—	18,310
	2013	15,197,913	(7,919,464)	(179,610)	(82,615)	15,285

Notes:            In the above tables, all income statement figures relate to the periods ended December 31, 2014 and 2013(unaudited), respectively whilst all balance sheet figures are as at December 31, 2014 (unaudited) and June 30, 2014 (audited), respectively.

Other revenues and income - corporate includes interest revenue of $15,898 (2013: $38,639).

Profit / (loss) after tax - corporate includes employee benefits expenses of $917,891 (2013: $904,562).

Assets - corporate includes cash of $1,274,808 (30 June 2014: $2,831,085).

Liabilities - corporate includes trade and other payables of $413,418 (June 30, 2014: $486,612) and provisions of $147,435 (June 30, 2014: $183,283).

The Corporate business and the Australian geographic segments include a share of loss in associate of $NIL (June 30, 2014: $362,682).

There were no intersegment sales.

Geographic information

Australia — is the home of the parent entity and the location of the Company’s genetic testing and licensing operations.

USA — is the home of Phenogen Sciences Inc. and GeneType Corporation.

China — is the home of Genetic Technologies (Beijing) Limited.

Canada — is the home of Gtech International Resources Limited.

Switzerland — is the home of GeneType AG.

12.           SEGMENT REPORTING (cont.)

Geographic segments

		Revenues and income			Profit / (loss)
		Sales	Other	Totals	after tax
Segment		$	$	$	$
Australia	2014	757,428	4,514,628	5,272,042	(232,884)
	2013	1,503,677	1,865,435	3,369,112	(2,344,948)
USA	2014	494,742	(2,293,547)	(1,798,790)	(4,591,282)
	2013	513,606	(362,690)	150,916	(2,710,808)
China	2014	—	—	—	—
	2013	—	—	—	(7,425)
Canada	2014	—	—	—	—
	2013	—	—	—	(38,345)
Switzerland	2014	—	—	—	(7,327)
	2013	—	1	1	(6,727)
Totals	2014	1,252,170	2,221,082	3,473,252	(4,831,493)
	2013	2,017,283	1,502,746	3,520,029	(5,108,253)

				Amortisation	Impairment	Purchases of
		Assets	Liabilities	/depreciation	losses/write downs	equipment
Segment		$	$	$	$	$
Australia	2014	2,560,938	15,731,937	(114,426)	—	18,310
	2013	14,691,872	5,104,601	(168,496)	(82,615)	6,484
USA	2014	884,418	(18,725,253)	(5,986)	—	—
	2013	491,657	(12,505,139)	(11,114)	—	8,801
China	2014	—	—	—	—	—
	2013	—	(371,331)	—	—	—
Canada	2014	—	—	—	—	—
	2013	—	—	—	—	—
Switzerland	2014	6,151	(155,608)	—	—	—
	2013	14,384	(147,615)	—	—	—
Totals	2014	3,451,507	(3,148,924)	(120,412)	—	18,310
	2013	15,197,913	(7,919,464)	(179,610)	(82,615)	15,285

Note:        In the above tables, all income statement figures relate to the periods ended December 31, 2014 and 2013 (unaudited), respectively whilst all balance sheet figures are as at December 31, 2014 (unaudited) and June 30, 2014(audited), respectively.

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	As at	As at
	December 31, 2014	June 30, 2014
	Unaudited	Unaudited
	$	$
Loan payable (USA) and loan receivable (Australia)	5,084,423	346,315
Foreign exchange loss (USA) and foreign exchange gain (Australia)	2,293,603	—
Foreign exchange gain (USA) and foreign exchange loss (Australia)	—	422,157
Cost of sales (USA) and sales (Australia)	68,509	154,555

12.           SEGMENT REPORTING (cont.)

Segment products and locations

The three principal business segments of the Group are operations, licensing and research.  The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria.

Segment accounting policies

Segment information is prepared in conformity with the accounting policies of the entity and AASB 8 Operating Segments.  As such, the primary reporting segments reflect the information that Management uses to make decisions about operating matters.  Interest received and finance costs are allocated under the heading Corporate as they are not part of the core operations of any other segment.

Major customers

The Group has a number of major customers to which it provides both products and services.  During the half-year ended December 31, 2014, there was one customer from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations.  During the half-year ended December 31, 2013, there was also one such customer.

13.           CONTRIBUTED EQUITY

	Consolidated
	As at	As at
	December 31, 2014	June 30, 2014
	Unaudited	Audited
	$	$
Issued and paid-up capital
Fully paid ordinary shares	93,270,287	90,080,492
Total contributed equity	93,270,287	90,080,492

Movements in shares on issue

Period ended December 31, 2014	Shares	$
Balance at the beginning of the half-year	613,918,492	90,080,492
Add: shares issued as part of private placements	19,074,112	257,500
Add: shares issued as part of the conversion of convertible notes	50,837,784	2,308,491
Add: shares issued as part of the conversion of debt notes	164,771,370	665,891
Less: transaction costs arising on share issue	—	(42,087)
Balance at the end of the half-year	848,601,758	93,270,287

Year ended June 30, 2014	Shares	$
Balance at the beginning of the financial year	475,471,819	83,735,845
Add: shares issued as part of private placements	97,222,302	7,000,000
Add: shares issued as part of the conversion of convertible notes	117,161,871	3,572,877
Less: shares cancelled as part of the swap deal	(75,937,500)	(3,569,702)
Less: other share transaction costs	—	(658,528)
Balance at the end of the financial year	613,918,492	90,080,492

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.  Ordinary shares, which have no par value, entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

13.           CONTRIBUTED EQUITY (cont.)

Capital management

When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to provide returns for shareholders and benefits for other stakeholders.  Management also aims to maintain a capital structure to reduce the entity’s cost of capital.

14.           RELATED PARTY DISCLOSURES (unaudited)

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company.  As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the half-year ended December 31, 2014, various transactions between entities within the Group and other related parties occurred, as listed below.  Except where noted, all amounts were charged on commercial, arm’s-length terms and at commercial rates.

Licensing services

During the half-year ended December 31, 2014, the Company paid a total of $72,694 (2013: $25,000) to Dr. Mervyn Jacobson in respect of an administrative allowance associated with his role as the Company’s Vice President Global Licensing and Intellectual Property.  Also during the half-year, Genetic Technologies Limited paid a total of $2,799 (2013: $26,144) to Transmedia Inc. in respect of commissions paid in relation to licensing services provided to the Company by Dr. Jacobson, and reimbursement of associated travel expenses amounting to $NIL (2013: $11,640).

ImmunAid financial asset

ImmunAid Limited (“ImmunAid”) is a former associate of Genetic Technologies Limited (the “Company”) in which ImmunAid and the Company executed an Option Agreement pursuant to which ImmunAid granted the Company options to acquire a total of $2,250,000 ordinary shares in ImmunAid.  Each option will entitle the Company to acquire one ordinary share in ImmunAid at a price of $1.35 per share at any time for three years from the date on which the options are granted. During the half year ended December 31, 2014 the Company have written down the ImmunAid asset by $795,533 to $NIL. The write-down was recorded as a fair value loss on financial assets at fair value through profit or loss in the Comprehensive Statement of Income / (Loss).

Phenogen Sciences Inc.

During the half year ended December 31, 2014, Phenogen Sciences Inc, a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $69,509 (2013: $77,425).

15.           DIVIDENDS PAID AND PROPOSED (unaudited)

No dividends were paid during the half-year ended December 31, 2014 and no dividends were proposed.

16.           CONTINGENT ASSETS AND LIABILITIES (unaudited)

At the end of the September 2014 Quarter, the Company reported that it was asserting actions against a number of different companies including large pharmaceutical companies in 4 different states in the US and had pleasingly overcome two “101 Motions to Dismiss” based on ‘179 patent invalidity raised in the Northern District of California and District of North Carolina.

At the time, a further “101 Motion to Dismiss” was still pending in the District of Delaware. On the October 30, 2014, Judge Stark issued a Memorandum Opinion finding Claim 1 of the ‘179 patent ineligible and granted that Motion to Dismiss. The Company’s Legal Counsel has prepared an appeal to the decision in the Federal Circuit and has sought stay of all commercially relevant pending actions.

If the appeal is unsuccessful, the Directors estimate that the potential cost payable by the Company could be up to $1.5 million.

17.                               EVENTS AFTER THE BALANCE SHEET DATE (unaudited)

On February 4, 2015, the Company released a Notice for an Extraordinary General Meeting of shareholders that is to be held at 10.00 am on Friday, March 6, 2015, at the Company’s offices.  Shareholders will be asked to consider and, if thought fit, to pass the following resolutions:

Resolution 1 — Ratification of prior Placement of Shares to Ironridge Global IV Ltd

Resolution 2 — Ratification of prior Placement of Shares to Kentgrove Capital Growth Fund

Resolution 3 — Approval of Standby Equity Placement Facility (Kentgrove Capital Growth Fund)

Resolution 4 - Approval of proposed new placement of Shares to sophisticated investors

Subsequent to December 31, 2014, the Company announced that it had entered into a A$24 million Standby Equity Placement Facility Agreement with the Kentgrove Capital Growth Fund, an investment fund managed by Kentgrove Capital Pty Ltd, a Melbourne-based investment and advisory firm, to strengthen the Company’s funding position.

Under the Agreement, Kentgrove Capital may provide the Company with up to A$24 million of equity capital via placements over the next 24 months. Proceeds from the Facility will be used to fund the growth of the Company’s flagship lead breast cancer risk test, BREVAGenplus and for general working capital.

Under the Agreement, the Company can determine whether or not it will request a subscription from Kentgrove Capital, can set the time period of the placements, the maximum amount of the placements and the minimum issue price. For each placement made via the Facility, shares will be issued at a 5% discount to a volume weighted average price (VWAP) over the placement time period.

Subsequent to December 31, 2014, the Company has received $2,603,111 (before associated costs) via the issue of equity placements by Kentgrove Capital Growth Fund (“Kentgrove Capital”) as part of the standby Equity Placement Facility Agreement.

Subsequent to December 31, 2014, the Company has also received $1,844,500 from the exercise of options to purchase more shares which was attached to the unlisted secure debt note issued in October 2014.

On February 26, 2015, the Company advised that Mr. Eutillio Buccilli has been appointed Chief Executive Officer of the Company.

Apart from the above, there have been no other events which have occurred after balance sheet date.